K.D. DIEPHOLZ / CHAIRMAN - CEO
Towers at Williams Square
5215 N. O’Connor Rd./Suite 200
Irving, Texas 75039
972-868-9066, Fax: 868-9067
(800) 510-2283
E-mail: kd@dynaresource.com
Web site:  www.dynaresource.com

DynaResource de México, S.A. de C.V;
Mineras de DynaResource, S.A. de C.V.;
DynaResource Operaciones, S.A. de C.V.
 Subsidiaries of DynaResource, Inc.
Avenue Ejercito Mexicano Number 2004
Desp. 204 Col. Insurgentes
Mazatlan, Sinaloa, México  82018
52-669-983-6625 / 52-669-986-1306
DME-000602-J10

Enrique Dunant 963 L-3
Guamuchil, Sinaloa  Mexico  81400
52-673-732-9325  // 52-673-734-0920

March 31, 2009

Mr. Roger Schwall, Assistant Director
C/O:  Bob Carroll; Chris White; John Madison; Michael E. Karney
U.S. Securities & Exchange Commission
Division of Corporate Finance
100  F Street NE; Mail Stop 7010
Washington, D.C. 20549

Re:	DynaResource, Inc.; Form 10/Amendment No. 2
Filed February 26, 2009; Letter from Mr. John W. Madison of March 25, 2009;
File No. 0-53237

Dear Mr. Madison / Mr. Schwall:

    DynaResource, Inc. has received your letter dated March 25, 2009, wherein you provided comments to the Amendment No. 1 to the Registration Statement on Form 10, Filed February 26, 2009 by DynaResource, Inc.  Thank You for your comments.

    We appreciate your advice and assistance in working with the Company, and in order that we may finalize a Form 10 Amendment which is acceptable and accurate.

    Your letter of March 25 requested our next response within 10 business days; and we will work diligently towards completing our answers within this period.  If we submit our next response after this date, let me apologize in advance.  We appreciate your patience.

Respectfully,

/S/ K.W. ("K.D.") DIEPHOLZ	/S/ CHARLES E. SMITH

K.W. ("K.D.") DIEPHOLZ;	CHARLES E. SMITH
DYNARESOURCE, INC.; CEO	DYNARESOURCE, INC.; CFO

CC.:	Mr. Roger Crabb; Ms. Sarah Benes;
Scheef & Stone, LLP.